Berliner McDonald

A Professional Corporation

Attorneys at Law

5670 Greenwood Plaza Blvd.

Suite 418

Greenwood Village, Colorado 80111-2408

(303) 830-1700

(303) 830-1705 Fax

Steven W. McDonald

smcdonald@berlinermcdonald.com

June 28, 2005

By Facsimile and Federal Express

Abby L. Adams

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 03-06

Washington, DC 20549

Re: Croff Enterprises, Inc.

Schedule TO Filed by Jensen Development Company and C.S. Finance L.L.C.

Dear Ms. Adams:

As we have discussed, this firm represents Jensen Development Company and C.S. Finance L.L.C., and their sole shareholder, Gerald L. Jensen (the “Offerors”). We have reviewed the Staff’s comments to the Schedule TO-I filed by the Offerors on June 16, 2005. In response to your comments, we are filing electronically today an amended Schedule TO-T/A, along with an amended Offer to Purchase, Letter of Transmittal, letter to shareholders and press release as exhibits. The documents filed contain the Edgar  tags to indicate paragraphs where any changes have been made. This correspondence is also being filed electronically. We are also delivering with this letter for your convenience redline copies of each of the documents so that you can readily see what changes were made from the prior filing on June 16, 2005.

Responses to Staff Comments

We have the following responses to the Staff’s comments in the same numbering sequence as stated.

Schedule TO-I

The Schedule TO-I was filed on the basis that Mr. Jensen and the Offerors are affiliates of the issuer, Croff Enterprises, Inc. (“Croff”) pursuant to Rule 13e-4, which rule provides for tender offers by issuers or by affiliates of issuers. Pursuant to Rule 13e-4, we believed that the logical designation on the cover of the Schedule TO-I was a tender offer by an issuer, although the Schedule states in the Introductory Statement that it is being filed by affiliates of the issuer. Further, although my clients acknowledge that facially they are not the issuer and therefore, a third-party, they do not believe that Rule 14d-1 or any part of Regulation 14D is applicable to this tender offer as Regulation 14D applies to tender offers for securities registered under §12 of the Securities Act. Here, however, the Class B Preferred shares have not been so registered. You have advised that the staff takes the position that Rule 13e-4 applies only to affiliates that are wholly owned subsidiaries of the issuer or wholly own the issuer. While we do not find support for that view in Rule 13e-4 or the release that originally adopted Rule 13e-4, my clients have nevertheless agreed to amend the filing in accordance with a third-party tender offer. Thus, while Regulation 14D would not otherwise apply to this tender offer, since a regulated tender offer has been filed, the amended Schedule TO-T/A that we are filing today will be designated as a tender offer pursuant to Rule 14d-1.

We have revised the amended Schedule TO-T/A to provide that Mr. Jensen, as the sole owner of Jensen Development Company and C.S. Finance L.L.C., and as a party who is making some financing available for these companies, who will be actually purchasing the tendered shares, is also an offeror. We have also revised the disclosure throughout the Schedule TO-T/A accordingly.

The Offerors’ plans to disseminate the changes to the offer are as follows: after we receive from the staff its acknowledgment that the amended filings meet the staff’s comments, the Offerors will mail the amended Schedule TO, Offer to Purchase, Letter of Transmittal and letter to shareholders to all of the Preferred B shareholders. In addition, the Offerors will issue a press release announcing that the Offer to Purchase and Letter of Transmittal have been amended, and will publish this announcement by Marketwire for both regional and national dissemination.

Offer to Purchase

Section 1. Terms of the Offer, Number of Shares; Price; Expiration.

Additional language defining “business day,” in accordance with the definition stated in Rule 14d-1(g)(3) and 13e-4(a)(3) has been added to the amended Offer to Purchase. In addition, throughout the Offer to Purchase, references to Mountain time have been changed to Eastern time.

Section 3. Withdrawal Rights

The initial sentence has been changed in the amended Offer to Purchase. In addition, the corresponding language in the amended Schedule TO has also been modified.

Conditions of the Offer

Number of Shares Tendered

We have revised the Offer to Purchase to eliminate the referenced provision.

Changes of Circumstances

The amended Offer to Purchase has been revised accordingly.

With respect to paragraphs (a) and (b), your comment appeared to be directed primarily in (a) to the language in (ii) and in (b) to the language in (ii) and (iii). In the amended Offer to Purchase, the language in (a), after (ii) and in (b) after (ii), has been omitted as a condition.

With respect to paragraph (d), the Offerors have opted to remove this condition. The changes in response to comments 8 and 9 have also been made in the Summary Term Sheet.

The Offerors confirm that they understand that in connection with certain language stating that the Offerors will determine whether the triggering of the enumerated conditions in Section 5 make in “inadvisable to proceed” with the Offer, if the Offerors proceed with the Offer after a condition has been triggered, such condition will be deemed to have been waived. Further, the Offerors understand that they may not rely on the foregoing language to tacitly waive a condition of the Offer by failing to assert it.

See paragraph 10 above.

Qualification of Preferred B Shareholders to Tender Their Share to Us

We provided this disclosure regarding exemptions from registration of sales of the securities pursuant to the Offer, including guidance with respect to Rule 144 and state exemptions from registration, in order to assist shareholders tendering their shares. As you are aware, the sellers of restricted securities must register such shares or the transaction must be subject to an applicable exemption from registration. The shares being sought in the tender offer were not registered and are restricted securities. In any event, in the amended Offer to Purchase, we have removed mention of the Rule 144 requirements from the amended filings, but have advised the purchasers that they are responsible for complying with available exemptions under federal and state law. The Offerors recognize that the restricted securities that they purchase in the Offer will continue to be restricted.

No Waiver

In the amended Offer to Purchase, the referenced language has been removed.

In the amended Offer to Purchase, the referenced language has been amended to meet the substance of your comment.

Section 6. Historical Price Range of Shares

According the to most recent information supplied to us by Croff, there are 1,057 Class B Preferred shareholders of record. We have added this information to Section 6.

Historical Events of Interest

The Offerors’ response to this comment is based upon their inquiry of Croff. While the Offerors are affiliates of Croff, they are not Croff and can only respond based upon their understanding. As already stated in the Offer to Purchase in the Historical Events of Interest section, Croff’s shareholders approved the issuance of the Preferred B shares on February 28, 1996. According to Croff, shareholder approval was required under Utah law. Under Utah law, I am advised that most amendments to the articles of incorporation require shareholder approval. See Utah Code Ann. §16-10a-1002. See also §16-10a-601. The allocation of oil and gas assets between the two classes of stock was recommended by the board of directors and was approved by its shareholders, pursuant to the same shareholder meeting on February 28, 1996 in which the Preferred B shares, and their issuance, was approved. The amended articles of incorporation, dated June 26, 1996, state that the Preferred B shares have priority over all other classes of stock in the event of liquidation, distribution, merger or sale of the Oil Assets (as defined in the Offer to Purchase), which preference provides that the Preferred B shareholders would be paid their pro rata share of the net asset value of the Oil Assets, and that the Preferred B shareholders are exclusively entitled to dividends, distribution, other income or any other beneficial distributions which are based directly or indirectly on the Oil Assets. The determination that income from the Oil Assets should be accumulated for the Preferred B shares was approved in part by the Croff shareholders on February 28, 1996 when they approved the issuance of the Preferred B shares, along with their rights and preferences. The Offerors were advised by Croff that shareholder approval of the increased authorization of Preferred B shares was also required, and was obtained at the shareholders’ meeting on June 20, 2000. Further, the board of directors determined in 2001 that the cash of the Company should be formally allocated between the common stock and Preferred B stock. This was a one time allocation in which $250,000 cash was allocated to the common stock and the remaining cash was allocated to the Preferred B stock. The Offerors are advised that this allocation was not approved by the shareholders as Croff determined that no such approval was necessary.

Section 7. Purpose of the Offer; Certain Effects of the Offer

The Offerors have revised this section. As revised, the Offerors believe that they have been as forthcoming as is possible under the circumstances regarding their plans. There is no way of knowing for certain whether Offerors’ plans will be accomplished. They have tried where possible to state what plans they intend to pursue, as opposed to those they are merely considering. Of course, while the Offerors, as affiliates of Croff, have some input into Croff’s decision making, the matters discussed concerning Croff are up to the discretion of its board of directors.

According to Croff’s amended articles dated June 26, 1996, the Preferred B Shareholders are the only class of shares entitled to vote on matters concerning the Oil Assets which must be submitted to a shareholder vote. Thus, the Offerors believe that a majority vote of the Preferred B shares would be required to approve the sale of the Oil Assets.

Section 10. Interest of Directors and Officers; Transactions and Arrangements

The table has been amended to reflect that Mr. Jensen’s beneficial ownership of the common and Preferred B shares includes the shares owned by Jensen Development Company.

The table has been amended to clarify that beneficial ownership is determined under Rule 13d-3. Further, the table has been amended to add two notes that contain the requested number of shares issued and outstanding as of December 31, 2004.

Section 13. Federal Income Tax Consequences

Section 13 has been revised according to your comment. We changed the order of paragraphs in the tax consequences section in the Summary Term Sheet in order to give better guidance, while still referring to Section 13. The Offerors confirm that they have disclosed all material federal income tax consequences of the transaction of which they are aware.

Section 14. Extension of Tender Period; Termination; Amendments

Section 14 of the amended Offer to Purchase has been revised to make more clear that the only grounds for termination of the Offer is the existence of the conditions in Section 5.

The requirement that a public announcement be made of an extension of the Offer by 9 a.m. Eastern time on the next business day following the previously scheduled Expiration Date is already set forth in the first paragraph of Section 14, with the exception that the time zone has been changed to Eastern to be consistent with the definition of “business day” under Rule 14d-1(g)(3).

Letter of Transmittal

We have revised the Letter of Transmittal to remove an acknowledgment by the shareholders that they have read the Offer to Purchase. The Offerors continue to require the tendering shareholders to acknowledge that they agree to the terms and conditions of the Offer to Purchase.

Filing Persons’ Acknowledgments

Pursuant to your request, the filing persons — Gerald L. Jensen, Jensen Development Company and C.S. Finance L.L.C. (the “Filing Persons”) — have authorized me to state on their behalf their acknowledgment that:

  the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the Filing Persons will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any further questions or comments. We hope to hear from you soon.

Very truly yours,

Berliner McDonald P.C.

Steven W. McDonald

SWM:tdt

Enclosures

cc: Gerald L. Jensen

Jensen Development Company

C.S. Finance L.L.C.